UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Exact name of registrant as specified in its charter)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CHANGES IN REGISTRANTS' CERTIFYING ACCOUNTANT

(a) Dismissal of Certifying Accountant

Effective April 2, 2026, ZK International Group Co., Ltd. (the “Company” or the “Registrant”) dismissed its independent auditors, Fortune CPA, Inc. (“Fortune”), which action was approved by the Company’s Board of Directors on April 1, 2026.

Fortune was engaged by the Company on June 2, 2024 and rendered a report on the Company’s financial statements for the year ended September 30, 2023, 2024 and 2025. For the year ended September 30, 2023, 2024 and 2025 and through the date of this report, Fortune has neither provided any adverse opinion or qualifications on our financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to Fortune’s satisfaction, would have caused Fortune to make reference to the subject matter of the disagreement in connection with the audit of the Company’s financial statements.

None of the reportable events described under Item 304(a)(1)(v)(A)-(D) of Regulation S-K occurred within period of the engagement of Fortune up to the date of dismissal.

Fortune has provided a letter to us, dated May 9, 2026 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

(b) Engagement of New Certifying Accountant

On May 13, 2026, we engaged Li CPA LLC (“New Auditor”) as our independent auditors for the fiscal year ending September 30, 2026.

During the two most recent fiscal years and in the subsequent period through the date of this report, we have not consulted with New Auditor with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the our consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Financial Statements and Exhibits

Exhibit No	Description
16.1	Letter of Fortune CPA, Inc. dated May 9, 2026, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2026	ZK International Group Co., Ltd.

	By:	/s/ Ruihong Ma
Ruihong Ma
Chief Executive Officer

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